GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
381 Teaneck Road
Teaneck, NJ 07666

January 7, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Energy Management Services Holdings, Inc.
Acceleration of Effectiveness of Registration Statement on Form S-1
(Registration No. 333-166970)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Green Energy Management Services Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:30 pm, Eastern Time, on January 11, 2011, or as soon thereafter as possible.

We hereby acknowledge the following that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

By:/s/ Robert Weinstein
Name: Robert Weinstein
Title: Chief Financial Officer